Exhibit (e)(1)

Excerpts from Midwest Air Group, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2007 Annual Meeting of Shareholders as filed with the Securities and Exchange Commission on May 16, 2007

STOCK OWNERSHIP OF MANAGEMENT AND OTHERS

The following table sets forth, as of March 26, 2007 (unless otherwise indicated), the number of shares of Common Stock beneficially owned by (i) each director of the Company (including the nominees), (ii) each of the executive officers named in the Summary Compensation Table set forth below under “Executive Compensation,” (iii) all directors and executive officers of the Company as a group, and (iv) each person known to the Company to be the beneficial owner of more than 5% of the Common Stock. Except as otherwise indicated, persons listed have sole voting and investment power over shares beneficially owned.

Name of Beneficial Owner	Shares		Percent of Class (9)

Timothy E. Hoeksema	857,560	(1) (2)	3.5%

Curtis E. Sawyer	49,700	(1) (2)	*

Scott R. Dickson	43,360	(1) (2)	*

David C. Reeve	197,851	(1)(2)	*

Carol N. Skornicka	197,329	(1) (2)	*

John F. Bergstrom	42,796	(3) (4)	*

James R. Boris	4,249	(4)	*

Ulice Payne, Jr.	13,122		*

Samuel K. Skinner	20,178	(4)	*

Elizabeth T. Solberg	14,000	(4)	*

Richard H. Sonnentag	35,292	(5)	*

Frederick P. Stratton, Jr.	62,053	(4)	*

David H. Treitel	34,423	(4)	*

All directors and executive officers as a group (15 persons)	1,777,313	(1) (2) (4)	7.3%

Octavian Master Fund, L.P. 650 Madison Avenue, 26th Floor New York, NY 10022	1,460,000	(6)	6.0%

Litespeed Management LLC 237 Park Avenue, Suite 900 New York, NY 10017	1,451,700	(7)	5.9%

T. Rowe Price Associates, Inc. 100 East Pratt Street Baltimore, MD 21202	1,222,700	(8)	5.0%

__________

* Less than one percent.

(1)

Includes shares of Common Stock in which the person or persons noted had an interest under the Midwest Airlines Savings & Investment Plan as of December 31, 2006. Such plan’s Common Stock fund is a unitized account that is invested in Common Stock and in liquid funds. As of a given date, each participant with an investment in the stock fund has a number of share units, and the participant’s interest in Common Stock depends upon the aggregate number of shares of Common Stock held in the stock fund as of that date. Thus, each participant has voting rights with respect to share units based upon the aggregate number of shares held in the stock fund as of the record date for a shareholders’ meeting. Each participant has the ability to divest share units through intraplan transfers.

(2)

Includes shares of Common Stock that may be purchased under currently exercisable stock options within 60 days of the Record Date, as follows: Mr. Hoeksema, 569,683 shares; Mr. Sawyer, 24,800 shares; Mr. Dickson, 18,660 shares; Mr. Reeve, 158,020 shares; Ms. Skornicka, 152,333 shares; and all directors and executive officers as a group, 1,079,132 shares.

(3)

Mr. Bergstrom has shared voting and investment control over 1,745 shares that are held in trust for the benefit of Mr. Bergstrom’s children.

(4)

Includes shares of Common Stock the receipt of which has been deferred by certain Non-employee Directors pursuant to the Director Plans, as follows: Mr. Bergstrom, 18,551 shares; Mr. Boris, 4,249 shares; Mr. Skinner, 19,026 shares; Ms. Solberg, 14,000 shares; Mr. Stratton, 22,053 shares; and Mr. Treitel, 23,298 shares.

(5)

Includes 2,475 shares of Common Stock held by the Cobham Group LP, a limited partnership for which Mr. Sonnentag serves as the general partner and a limited partner.

(6)

This information is based on Amendment No. 1 to Schedule 13D filed on April 26, 2007 on behalf of Octavian Master Fund, L.P., a Cayman Islands limited partnership (“Octavian Master”); Octavian Global Partners, LLC, a Delaware limited liability company and general partner of Octavian Master (“Octavian Partners”); Octavian Management, LLC, a Delaware limited liability company and managing member of Octavian Partners (“Octavian Management”); Octavian Advisors, LP, a Delaware limited partnership and investment manager of Octavian Masters (“Octavian Advisors”); Octavian Asset Management, LLC, a Delaware limited liability company and general partner of Octavian Advisors (“Octavian Asset Management”); Greg Racz, a managing member of Octavian Management and Octavian Asset Management; and Richard Hurowitz, a managing member of Octavian Management and Octavian Asset Management. Each of these persons has the power to vote and dispose of the shares, which are held of record by Octavian Master.

(7)

This information is based on Amendment No. 2 to Schedule 13G filed on February 14, 2007.

(8)

This information is based on Amendment No. 7 to Schedule 13G filed on February 13, 2007. These securities are owned by various individual and institutional clients to which T. Rowe Price Associates, Inc. (“Price Associates”) serves as investment advisor. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(9)

Based on 24,468,046 shares of Common Stock outstanding as of April 16, 2007.

SUMMARY COMPENSATION TABLE FOR FISCAL YEAR 2006

The following table summarizes the total compensation earned by each of the named executive officers for the fiscal year ended December 31, 2006. The named executive officers were not entitled to receive payments that would be characterized as “Bonus” payments under the applicable securities regulations for the fiscal year ended December 31, 2006.

Name and Principal Position	Year	Salary ($)	Stock Awards ($) (1)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($) (3)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($) (5)	Total ($)

Timothy E. Hoeksema Chairman of the Board, President and Chief Executive Officer	2006	$404,522 (7)	$98,013	$236,409	$445,796	$14,500	$54,950	$1,254,190

Curtis E. Sawyer Senior Vice President, Chief Financial Officer and Controller	2006	217,875	14,915	52,284	128,348	100	18,300	431,822

Scott R. Dickson Senior Vice President and Chief Marketing Officer	2006	214,230	14,616	47,243	119,102	—	65,930	461,121

Carol N. Skornicka Senior Vice President- Corporate Affairs, Secretary and General Counsel (6)	2006	193,821	22,649	47,071	119,015	800	20,110	403,466

David C. Reeve Senior Vice President-Operations	2006	182,715	23,053	45,341	117,826	500	22,350	391,785

__________

(1)

Represents the expense for shares of restricted stock granted under the Midwest Air Group, Inc. 2005 Equity Incentive Plan recognized by the Company in accordance with Financial Accounting Standard 123(R) (“FAS 123(R)”) with respect to 2006, disregarding the estimate of forfeitures for service-based vesting conditions. The assumptions used to determine the FAS 123(R) values are described in Note 7 to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The expense attributable to stock awards granted in 2006 and the expense attributable to stock awards granted in prior years, respectively, for each named executive officer are as follows: Mr. Hoeksema – $67,735 and $30,278; Mr. Sawyer – $11,889 and $3,026; Mr. Dickson – $11,589 and $3,027; Ms. Skornicka – $10,537 and $12,112; and Mr. Reeve – $9,933 and $13,120.

(2)

Represents the expense for stock options granted under the Midwest Air Group, Inc. 1995 Stock Option Plan and the Equity Incentive Plan recognized by the Company in accordance with FAS 123(R) with respect to 2006, disregarding the estimate of forfeitures for service-based vesting conditions. The assumptions used to determine the FAS 123(R) values are described in Note 7 to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006. The expense attributable to option awards granted in 2006 and the expense attributable to option awards granted in prior years, respectively, for each named executive officer are as follows: Mr. Hoeksema – $184,284 and $49,377; Mr. Sawyer – $37,595 and $14,689; Mr. Dickson – $36,820 and $10,423; Ms. Skornicka – $33,355 and $13,716; and Mr. Reeve – $31,625 and $13,716.

(3)

Includes the following annual incentive and LTIP payments, respectively, under the Annual and Long-Term Incentive Plan: Mr. Hoeksema – $385,664 and $60,132; Mr. Sawyer – $107,610 and $20,738; Mr. Dickson – $98,664 and $20,438; Ms. Skornicka – $100,524 and $18,491; and Mr. Reeve – $100,435 and $17,391. LTIP amounts for 2006 were paid pursuant to the phase-in payment schedule under the LTIP for the first year of the performance period, which runs from 2006 through 2008.

(4)

Represents interest earned in excess 120% of the applicable federal long-term rate by Mr. Hoeksema, Mr. Sawyer and Mr. Reeve on the Company’s contributions to the participants’ accounts under the Midwest Air Group, Inc. Participant Supplemental Plan (the “Supplemental Plan”) and the increase in the actuarial present value of the frozen pension benefit under the Supplemental Plan for Mr. Hoeksema, Mr. Reeve and Ms. Skornicka.

(5)

The amounts shown for 2006 consist of (1) the Company contributions to the Midwest Express Airlines, Inc. Retirement Account Plan (Mr. Hoeksema – $15,950, Mr. Sawyer – $13,200, Mr. Dickson – $13,200, Mr. Reeve – $15,950 and Ms. Skornicka – $16,610); and (ii) Company contributions to the Supplemental Plan (Mr. Hoeksema – $39,000, Mr. Sawyer – $5,100, Mr. Dickson – $3,700, Mr. Reeve – $6,400 and Ms. Skornicka – $3,500). With respect to Mr. Dickson, includes relocation expenses of $32,652 paid by the Company and $16,228 paid to Mr. Dickson to cover his tax liability in connection with the payment for relocation expenses.

(6)

Ms. Skornicka forfeited options to purchase 22,500 shares of Company common stock during 2006 due to the expiration of those options.

(7)

Includes a payment to Mr. Hoeksema with respect to unused vacation time accrued during 2005.

The following table provides information regarding incentive plan awards and other equity-based awards granted to the named executive officers during 2006.

GRANTS OF PLAN-BASED AWARDS FOR FISCAL YEAR 2006

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh) (5)	Grant Date Fair Value of Stock and Option Awards (6)
		Threshold ($)	Target ($)	Maximum ($)

Timothy E. Hoeksema	(1) (2) 2/15/2006 (3) 2/15/2006 (4)	$255,744 79,521	$399,600 318,082	$559,440 477,123	45,000	100,000	5.16	$223,480 336,045

Curtis E. Sawyer	(1) (2) 2/15/2006 (3) 2/15/2006 (4)	57,330 27,425	110,250 109,699	165,375 164,549	7,900	20,400	5.16	39,231 68,554

Scott R. Dickson	(1) (2) 2/15/2006 (3) 2/15/2006 (4)	56,500 27,028	108,654 108,111	162,981 162,167	7,700	19,980	5.16	38,241 67,141

Carol N. Skornicka	(1) (2) 2/15/2006 (3) 2/15/2006 (4)	51,118 24,453	98,304 97,813	147,456 146,720	7,000	18,100	5.16	34,763 60,826

David C. Reeve	(1) (2) 2/15/2006 (3) 2/15/2006 (4)	48,076 22,998	92,454 91,992	138,681 137,988	6,600	17,160	5.16	32,776 57,665

__________

(1)

Represents annual incentive award opportunities for awards granted under the Annual and Long-Term Incentive Plan. Actual annual incentive amounts paid under the Annual and Long-Term Incentive Plan in 2006 are included in the “Non-Equity Incentive Plan Compensation” column of the “Summary Compensation Table” in this proxy statement.

(2)

Represents LTIP award opportunities for awards granted under the Annual and Long-Term Incentive Plan for the three-year performance period from 2006 through 2008. See footnote 3 to the “Summary Compensation Table” in this proxy statement for information regarding the actual amounts paid in 2006 pursuant to the phase-in payment schedule under the LTIP.

(3)

Represents grant of shares of restricted stock under the Equity Incentive Plan, all of which vest on February 15, 2009. Shares of restricted stock vest three years from the date of grant. Dividends, if any, are payable on the shares of restricted stock, but the Company has not paid a dividend on the Common Stock since its initial public offering in 1995 and has no intention to pay any dividends on such common stock in the foreseeable future. In the event of a change in control of the Company (as defined in the plan) or upon a named executive officer’s termination of employment due to death or disability, all outstanding shares of restricted stock become fully vested. The Compensation Committee has the discretion to accelerate the vesting of any outstanding shares of restricted stock as of the date of an executive officer’s retirement.

(4)

Represents options to purchase Common Stock granted under the Equity Incentive Plan. Options granted under this plan become exercisable based on the following schedule: one-third on the first anniversary of the date of grant, an additional one-third on the second anniversary of the date of grant and the remaining one-third on the third anniversary of the date of grant. In the event of a change in control of the Company (as defined in the plan) or upon a named executive officer’s termination of employment due to death or disability, all outstanding stock options become fully vested. Likewise, unvested options become fully vested on the date of a participant’s retirement from the Company (defined as age 55 with 10 years of service with the Company).

(5)

All options have an exercise price equal to 100% of the fair market value of the Common Stock on the date of grant.

(6)

Represents aggregate grant date value computed in accordance with FAS 123(R). The assumptions used to determine such value are described in Note 7 to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

Annual Incentive Awards. Annual cash incentive awards are made to the named executive officers under the annual incentive component of the Annual and Long-Term Incentive Plan. Additional information regarding the annual incentive component of the Annual and Long-Term Incentive Plan is set forth in this proxy statement under “Executive Compensation – Compensation Discussion and Analysis – Annual Incentive Compensation.”  For 2006, the annual incentive component of the Annual and Long-Term Incentive Plan provided for two components: a corporate financial component and an individual performance measure component. For Mr. Hoeksema, 80% of the incentive award was tied to achievement of the corporate financial objective (a pre-determined level of Company earnings before taxes) and 20% was tied to achievement of personal and/or departmental objectives. For each of the named executive officers, other than Mr. Hoeksema, 65% of the annual incentive award was based on the achievement of the corporate financial objective (a pre-determined level of Company earnings before taxes), and the remaining 35% was based on the achievement of personal and/or departmental objectives with respect to each individual. For 2006, the Compensation Committee established threshold levels that it believed were reasonably attainable assuming a maximum effort on the part of the named executive officers in consideration of market trends and conditions. In recent years, the annual plan objectives have not been met at threshold level, although in 2005 the objectives were met at threshold level. For Mr. Hoeksema, the annual incentive award potential for 2006 was between 64% and 150% of his base salary at the end of the fiscal year. For the other named executive officers, the annual incentive award potential for 2006 was between 26% and 75% of each of their base salaries at the end of the fiscal year. Performance under these annual incentive criteria for 2006 resulted in the named executive officers receiving payouts ranging from approximately 45% to 97% of their annual base salaries as of December 31, 2006.

Long-Term Incentive Awards. Long-term cash incentive compensation is provided under the LTIP. For the long-term awards granted in 2006, the long-term incentive award targets are a percentage of base salary at the end of the 2006 fiscal year calibrated to the level of responsibility of the individual named executive officers – 40% for Mr. Hoeksema and 25% for each of the other named executive officers. The threshold award potential for the long-term awards granted in 2006 is an amount equal to 25% of the target award and the maximum award potential is an amount equal to 150% of the target award. Awards are based on the Company’s return on equity relative to the publicly traded airlines comprising the American Stock Exchange Airline Index over a three-year performance period from 2006 through 2008. In establishing performance objectives for the Company for the performance period, the Compensation Committee established performance levels that it believed would be reasonably attainable assuming maximum effort on the part of the named executive officers in consideration of market trends and conditions.

Because the Annual and Long-Term Incentive Plan was approved by the Compensation Committee and the Company’s shareholders in 2005, and the performance period with respect to the 2006 awards began on January 1, 2006, the Compensation Committee also approved a phase-in payment schedule to bridge the new three-year performance measurement period. Thus, participants were eligible to receive up to 33% of the award for the first year of the performance period – i.e., the year ended December 31, 2006. Likewise, participants are eligible to receive up to 66% of the award with respect to the year ending December 31, 2007, the second year in the three-year performance period, and up to

100% of the award with respect to the year ending December 31, 2008, the third year in the performance period.  Long-term incentive payouts for 2006 are set forth in footnote 3 to the “Summary Compensation Table” in this proxy statement. Additional information regarding this matter is set forth in this proxy statement under “Executive Compensation – Compensation Discussion and Analysis – Long-Term Incentive Compensation.”

Stock options and restricted stock. Stock options and shares of restricted stock are awarded to named executive officers and senior management under the Equity Incentive Plan. For 2006, the Compensation Committee approved stock option and restricted stock awards to each of the named executive officers. All options were granted at fair market value as of the date of grant pursuant to the terms of the Equity Incentive Plan.  More details regarding stock options and restricted stock awards is provided in “Executive Compensation – Compensation Discussion and Analysis – Long-Term Incentive Compensation” section and in the footnotes to the “Grants of Plan-Based Awards in Fiscal 2006” table in this proxy statement.

The following table provides information regarding outstanding option awards and stock awards held by the named executive officers at year-end.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)

Timothy E. Hoeksema	78,750 78,750 76,000 72,000 45,000 27,000 72,000 72,000 43,200 10,800	28,800 (1) 25,200 (1) 100,000 (2)	16.11 30.52 29.22 24.50 19.28 15.43 18.52 3.36 4.21 2.82 5.16	2/13/07 2/10/08 2/17/09 2/16/10 2/21/11 4/25/11 2/20/12 2/19/13 2/18/14 3/17/15 2/15/16	50,000 (3) 45,000 (4)	$575,000 517,500

Curtis E. Sawyer	12,000 3,000	8,000 (1) 7,000 (1) 20,400 (2)	3.38 2.82 5.16	9/1/14 3/17/15 2/15/16	5,000 (3) 7,900 (4)	57,500 90,850

Scott R. Dickson	6,000	14,000 (1) 19,980 (2)	2.94 5.16	1/10/15 2/15/16	5,000 (3) 7,700 (4)	57,500 88,550

Carol N. Skornicka	22,500 22,500 20,800 20,000 20,000 23,000 14,000 12,000 3,000	8,000 (1) 7,000 (1) 18,100 (2)	16.11 30.52 29.22 24.50 19.28 18.52 3.36 4.21 2.82 5.16	2/13/07 2/10/08 2/17/09 2/16/10 2/21/11 2/20/12 2/19/13 2/18/14 3/17/15 2/15/16	20,000 (3) 7,000 (4)	230,000 80,500

David C. Reeve	22,500 22,500 20,800 20,000 20,000 23,000 20,000 12,000 3,000	8,000 (1) 7,000 (1) 17,160 (2)	15.14 30.52 29.22 24.50 19.28 18.52 3.36 4.21 2.82 5.16	3/1/07 2/10/08 2/17/09 2/16/10 2/21/11 2/20/12 2/19/13 2/18/14 3/17/15 2/15/16	21,667 (3) 6,600 (4)	249,171 75,900

_____________

(1)

Options under this award vest at a rate of 30% on each of the first and second anniversaries of the date of grant and 40% on the third anniversary of the date of grant. All options under this award have a 10-year term.

(2)

Options under this award vest at a rate of one-third on the first anniversary of the date of grant, an additional one-third on the second anniversary of the date of grant and the remaining one-third on the third anniversary of the date of grant. All options under this award have a 10-year term.

(3)

Represents shares of restricted stock that vest on April 20, 2008.

(4)

Represents shares of restricted stock that vest on February 15, 2009.

The following table provides information regarding amounts realized on option awards and stock awards during 2006 by the named executive officers.

OPTION EXERCISES AND STOCK VESTED FOR FISCAL YEAR 2006

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)

Timothy E. Hoeksema	0	$ 0	0	$0

Curtis E. Sawyer	0	0	0	0

Scott R. Dickson	0	0	0	0

Carol N. Skornicka	6,000	28,440	0	0

David C. Reeve	0	0	0	0

The following table provides information regarding pension benefits payable to certain of the named executive officers at year-end.

PENSION BENEFITS

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)

Timothy E. Hoeksema	Midwest Air Group, Inc. Participant Supplemental Plan	29.6	$1,453,000	$0

Carol N. Skornicka	Midwest Air Group, Inc. Participant Supplemental Plan	4.0	31,000	0

David C. Reeve	Midwest Air Group, Inc. Participant Supplemental Plan	1.4	11,000	0

Participant Supplemental Plan – Frozen Pension Benefits

Under the Supplemental Plan, the Company offers a nonqualified, noncontributory, defined benefit annuity to executives who were participants in the Supplemental Plan on March 31, 2000, the date the Company’s qualified defined benefit pension plan was terminated. On March 31, 2000, participants in the Supplemental Plan became fully vested in their pension benefit. The Supplemental Plan pension benefit equals the amount, calculated in accordance with the qualified defined benefit pension plan that the Company had sponsored prior to March 31, 2000, except the benefit is calculated without taking into consideration the IRS maximum salary limits under Code Section 401(a)(17) and the maximum benefit limits under Code Section 415, reduced by the actual benefit payable to the participant under the qualified defined benefit pension plan. The Company’s qualified defined benefit pension plan generally provided a monthly benefit to participants equal to the greatest of (a), (b) and (c), as follows:

(a)

the result obtained by: (1) multiplying 1.5% of the participant’s average monthly salary by the participant’s years of service; (2) multiplying 1.25% of the participant’s Social Security benefit by the lesser of 40 or the participant’s years of service; and (3) subtracting (2) from (1);

(b)

1.125% of the participant’s average monthly salary multiplied by the participant’s years of service; or

(c)

the lesser of $10 per year of service, or $100.

Mr. Hoeksema, Mr. Reeve and Ms. Skornicka are each entitled to pension benefits under the Supplemental Plan.

The Supplemental Plan pension benefit is calculated using salary and service as of March 31, 2000. Salary is defined as total gross wages, which includes base salary and bonus.

The Supplemental Plan pension benefit is payable upon a termination of employment. However, if such termination of employment occurs prior to age 62 and benefits commence immediately upon retirement, the monthly benefit is reduced to adjust for early commencement of the benefit. In accordance with the Supplemental Plan rules, the participant may elect to receive the benefit in annual installments or in a lump sum distribution.

The present value has been calculated as of December 31, 2006, assuming a 6% discount rate and assuming the participant retires at age 62, as well as applying the RP-2000 Combined Healthy Mortality Table with 10 years of projected mortality improvements.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2006

The following table provides information regarding nonqualified defined contribution plan and other deferred compensation payable to the named executive officers at year-end.

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($) (2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (3)

Timothy E. Hoeksema	—	$39,000	$7,600	$0	$126,600

Curtis E. Sawyer	—	5,100	300	0	7,300

Scott R. Dickson	$16,813(1)	3,700	946	0	21,459

Carol N. Skornicka	—	3,500	200	0	4,700

David C. Reeve	—	6,400	1,500	0	24,100

___________

(1)

This amount reflects a contribution made by Mr. Dickson of a portion of his 2005 incentive, the total of which was previously reported in the incentive column for Mr. Dickson in the Summary Compensation Table for 2005.

(2)

All executive contributions by the Company have been reported in the Summary Compensation Table either this year or in prior years.

(3)

Includes the following amounts that are or have been reported in the Summary Compensation Table in this year or in previous years: Mr. Hoeksema – $107,800; Mr. Sawyer – $7,000; Mr. Dickson – $20,713; Ms. Skornicka – $4,500; and Mr. Reeve – $20,300.

Deferred Compensation Plan

Pursuant to the Midwest Air Group, Inc. Deferred Compensation Plan (the “Deferred Compensation Plan”), certain executives, including the named executive officers, may defer a portion of their salary and incentive awards. The Deferred Compensation Plan allows executives to defer up to fifty percent (50%) of their base pay, all or a portion of their annual incentive awards, and all or a portion of their long-term incentive awards. Deferral elections are made by the executives in December of each year prior to the year in which the compensation is earned (for the long-term incentive plan awards, the election is made prior to the beginning of the last year of the performance period).

The investment alternatives available to the executives under the Deferred Compensation Plan are selected by the Company and may be changed from time to time. The executives are permitted to change their investment elections at any time on a prospective basis. The table below shows the funds available under the plan and their annual rate of return for the calendar year ended December 31, 2006.

Name of Fund	Annual Return

M&I Stable Principal Fund	4.45%

Marshall Government Income Fund	4.70%

Vanguard Total Bond Market Index	4.27%

M&I Diversified Income Fund	6.56%

M&I Growth Balanced Fund	11.39%

M&I Diversified Stock Fund	15.14%

Vanguard Institutional Index	15.79%

Legg Mason Value Trust	5.85%

Growth Fund of America R4	10.91%

Marshall Mid-Cap Value Fund	13.88%

Calamos Growth Fund A	1.45%

Royce Total Return	14.54%

Vanguard Explorer	9.69%

Vanguard International Growth	25.66%

Benefits paid under the Deferred Compensation Plan will be paid to the executives upon their termination of employment, either in a lump sum or in annual installments, as elected by the executive in accordance with plan rules.

Participant Supplemental Plan

Pursuant to the Supplemental Plan, the named executive officers, as well as all other plan participants, may receive a matching contribution from the Company based on a percentage of the deferrals they have made to the 401(k)/Savings and Investment Plan and to the Supplemental Plan during the year, up to a maximum of 6% of their annual compensation. For 2006, the amount of the matching contribution to a participant, if any, was based on achievement of targeted Company profitability and as outlined in the following schedule:

Percent of Targeted Profitability	Matching Percentage

25% or less of Target	0%

50% of Target	16%

75% of Target	33%

100% of Target	50%

150% or more of Target	66%

For 2006, the Company achieved less than 25% of targeted profitability. As a result, no matching contribution was made.

In addition, pursuant to the Supplemental Plan, the Company may make a discretionary profit sharing contribution to participants in the plan. No discretionary profit sharing contributions were made to participants in 2006.

Finally, under the Supplemental Plan, the Company may make a retirement contribution to a participant’s account based on a percentage of the participant’s eligible compensation for the year in which the contribution is made, offset by the amount contributed by the Company to the participant in the Company’s qualified retirement plan. The amount of the retirement contribution percentage is based on a participant’s age, but for each named executive officer in 2006 it was 6%. Eligible compensation includes the participant’s base salary, bonus and any other taxable fringe benefits for the relevant year. Due to the Company’s transition from a qualified defined benefit pension plan to a qualified defined contribution plan in April 2000, employees who were participants in the Supplemental Plan on that date receive an enhanced retirement contribution percentage from the Company in the form of a “transition credit” until 2010. The amount of the transition credit for Mr. Hoeksema is 1.25%, for Mr. Reeve is 1.25% and for Ms. Skornicka is 1.55%.

Amounts credited to an executive’s account under the Supplemental Plan are credited with earnings on a quarterly basis, based on the prime interest rate at M&I Trust Company at the beginning of each quarter.

Benefits paid under the Supplemental Plan will be paid to the executives upon their termination of employment, either in a lump sum or in annual installments, as elected by the executive in accordance with plan rules.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Long-Term Incentive Plan

Under the LTIP, in the event of a change in control of the Company (as defined in the LTIP), participants are entitled to a lump sum cash payment based on the prorated portion of any outstanding LTIP awards for which the performance period has not been completed at the time of a change in control. The payout is based on the maximum award potential of the LTIP award. The LTIP awards payable to the named executive officers if a change in control had occurred on December 31, 2006 would have been as follows: Mr. Hoeksema – $159,041; Mr. Sawyer – $54,850; Mr. Dickson – $54,056; Mr. Reeve – $45,996 and Ms. Skornicka – $48,907. Under the LTIP, in the event a participant terminates employment with the Company prior to the end of a performance period due to the participant’s death, disability or retirement (defined as age 55 with 10 years of service with the Company), the participant is entitled to receive a prorated portion of any outstanding LTIP awards at the time of such termination. The prorated LTIP award is not determined and paid until the end of the relevant performance period. The value of the prorated LTIP awards payable to the named executive officers had any of these situations occurred on December 31, 2006 would have been as follows: Mr. Hoeksema – $26,507; Mr. Sawyer – $9,142; Mr. Dickson – $9,009; Mr. Reeve – $7,666; and Ms. Skornicka – $8,151.

Stock Option and Restricted Stock Plans

Under the Company’s 1995 Stock Option Plan and the 2005 Equity Incentive Plan (the “Equity Plans”), in the event of a change in control of the Company (as defined in the Equity Plans) or upon a named executive officer’s termination of employment due to death or disability, all outstanding stock options and shares of restricted stock become fully vested. The value of the accelerated vesting of any unvested options and restricted stock had any of these situations occurred on December 31, 2006 (using the closing price of $11.50 on December 29, 2006) would have been as follows: Mr. Hoeksema – $2,730,188; Mr. Sawyer – $580,506; Mr. Dickson – $564,833; Mr. Reeve – $501,114; and Ms. Skornicka – $522,484. Under the Equity Plans, in connection with a named executive officer’s retirement from the Company (defined as age 55 with 10 years of service with the Company), all unvested stock options become fully vested on the date of retirement. Under the Equity Plans, the Compensation Committee retains the discretion to accelerate the vesting of any outstanding shares of restricted stock as of the date of such retirement. The value of the accelerated vesting of any unvested options if any of the named executive officers had retired on December 31, 2006 (again using the closing price of $11.50 on December 29, 2006) would have been as follows: Mr. Hoeksema – $1,062,688; Mr. Sawyer – $255,056; Mr. Dickson – $246,513; Mr. Reeve – $227,874; and Ms. Skornicka – $233,834.

Key Executive Employment and Severance Agreements

The Company has agreements with Mr. Hoeksema, Mr. Sawyer, Mr. Dickson, Mr. Reeve and Ms. Skornicka that provided that each such officer was entitled to benefits after a change in control, as defined in the KEESAs. In December 2006, the Board approved amendments to these agreements to conform to the requirements of Section 409A of the Code.

Messrs. Hoeksema, Sawyer, Dickson, Reeve and Ms. Skornicka all have agreements for a three-year period following a change in control. The KEESAs guarantee a certain level of benefits to be paid to the named executive officers for a three-year period of employment following a change of control of the Company. In the event one of the named executive officers is terminated without “cause” prior to the end of the three-year period following a change of control, the KEESAs provide the named executive officers with severance pay and benefits.

The Company generally may terminate the named executive officers’ employment without liability under the agreement at any time prior to the change of control. However, if, within six months prior to a change of control, the Company terminates the named executive officer’s employment without “cause” or the executive terminates for good reason, and the executive can demonstrate that the termination was in connection with the change of control, then the executive still receives the severance pay and benefits in the KEESA as if the executive had been terminated immediately after the change of control.

Severance Benefits under the KEESAs

If, prior to the end of the three-year period following a change of control, the executive terminates employment for “good reason” or the Company terminates executive without “cause,” then the executive is entitled to:

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Accrued benefits, which includes all salary earned by the executive through the termination date, expense reimbursements, deferred compensation, earned but unpaid bonus, and a pro rata portion of any bonuses for which the performance period is not complete.

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A severance payment up to a maximum of three times the executive’s “annual cash compensation” (which generally includes (i) the higher of an amount equal to 12 times the named executive officer’s highest monthly base salary for the 12-month period prior to the change of control or the executive’s base salary in effect at the rate immediately prior to the change in control plus (ii) the higher of the highest annual bonus earned by the executive during any year that begins in the third complete fiscal year before the change of control or the executive’s target bonus for the year of the termination). If the executive’s employment is terminated following the date of the change in control but prior to the end of the three-year period following the change in control, the amount of the severance payment is calculated by multiplying the executive’s “annual cash compensation” by the remaining number of full or partial years in such three-year period (in full or partial years). The severance payment will generally be paid six months after the termination date due to the application of Code Section 409A. The delayed payment is credited with interest at the federal funds rate.

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A cash lump sum equal to the value of the qualified and nonqualified retirement benefits the executive would have accrued through December 31 of the three-year term following the change in control. This is paid at the same time as the base severance pay.

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Continued life insurance, medical and dental plan coverage and other welfare benefits, at the Company’s expense, until the end of the three-year period following the change in control or the executive obtains a new job, if earlier. In addition, the benefit period may be shortened if necessary to avoid an excise tax to the executive under Code Section 409A.

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Outplacement services with a cost not to exceed 15% of the executive’s annual base salary.

The severance payments and benefits described above (as well as any other payments made to the named executive officers in connection with the change of control) may be reduced due to the application of the “golden parachute” provisions of the Internal Revenue Code. In general, those provisions state that if the executive receives change of control payments that are more than three times his or her annual compensation, then the executive must pay an excise tax of 20% on any payments that exceed one times annual compensation. The Company also loses its deduction for amounts that exceed one times annual compensation. Under the KEESAs, the executives’ severance pay and other benefits are reduced to $1 less than the parachute limitation, unless the executive would be better off (on a net after-tax basis) receiving the full amount and paying the 20% excise tax. If the executive is subject to the cutback provision and the IRS or a court later determines that the amount of the cutback was insufficient and so the executive is ultimately subject to the 20% excise tax, then the Company must reimburse the executive for the excise tax (plus taxes on that amount).

In exchange for the severance pay and benefits under the KEESAs, the executives agree not to compete with the Company for six months after termination of employment, and agree to keep all confidential information in confidence for 18 months after termination of employment.

If the executive voluntarily terminates his or her employment without good reason, is terminated by the Company for cause, dies, terminates due to disability or retires, the executive is not entitled to the severance pay and benefits provided for in his or her KEESA, except for his or her accrued benefits, as described above.

If named executive officers terminated their employment with the Company as of December 31, 2006 either voluntarily with good reason or involuntarily without cause following a change of control, the maximum value of the payments and benefits payable under the KEESAs to each executive would have been as follows: Mr. Hoeksema – $2,618,840; Mr. Sawyer – $1,086,283; Mr. Dickson – $1,077,881; Mr. Reeve – $934,343; Ms. Skornicka – $997,402. These amounts do not include the value of options, restricted stock or LTIP awards that would vest upon a change of control, regardless of whether a termination were to occur.

DIRECTOR COMPENSATION FOR FISCAL YEAR 2006

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	Total ($)

John F. Bergstrom	$30,750	$13,750	$44,500

Frederick P. Stratton, Jr.	34,500	12,500	47,000

James R. Boris	—	29,000	29,000

Ulice Payne, Jr.	28,500	12,500	41,000

David H. Treitel	29,250	13,750	43,000

Samuel K. Skinner	31,500	12,500	44,000

Elizabeth T. Solberg	29,500	12,500	42,000

Richard H. Sonnentag	35,500	15,000	50,500

__________

(1)

Represents the expense recognized by the Company in accordance with FAS 123(R). The assumptions used to determine such value are described in Note 7 to the consolidated financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006.

In 2006, all directors who are not employees of the Company, any of the Company’s subsidiaries or any 10% or greater shareholder of the Company (“Non-employee Directors”) were paid an annual retainer of $25,000 per year, half payable in cash and half in Common Stock, and received a fee of $2,000 for each Board meeting they attended, $1,000 for each committee meeting they attended, and $500 for each telephonic Board or committee meeting they attended. The annual retainer for the Chair of the Audit Committee was an additional $5,000 and the annual retainer for all other committee chairs was an additional $2,500. For 2007, Non-employee Directors will be paid an annual retainer of $40,000 per year payable in cash or Midwest Shares, an annual grant of restricted stock having a value of $40,000 with a three-year vesting period and receive a fee of $2,000 for each Board meeting they attend in person, $2,000 for each committee meeting they attend in person, and $1,000 for each telephonic Board or committee meeting they attend. For 2007, the annual retainer for the Chair of the Audit Committee will be an additional $7,500 and the annual retainer for all other committee chairs will be an additional $5,000.

The Company’s 2005 Non-Employee Director Stock Plan (the “2005 Director Plan”) authorizes the committee that administers it to determine the amount of fees to be paid to the Non-employee Directors each year for their annual retainer and for Board and committee meetings. The committee may provide that such fees will be paid in shares of Common Stock, cash or a combination of the two. In addition, if fees are to be paid in cash, the 2005 Director Plan permits Non-Employee Directors to instead receive Common Stock having a fair market value equal to the cash fees. Shares issuable to non-employee directors who elect to receive them are transferred to such individuals as of the last business day of the month in which the fees are earned. The total number of shares to be transferred is determined by dividing the amount of fees subject to the election for the applicable month by the fair market value of a share of Common Stock on the last business day of such month.

The Deferred Compensation Plan allows each Non-employee Director to defer the receipt of fees for purposes of deferring recognition of income for tax purposes. Such deferrals may be made to a share account for Common Stock granted under the 2005 Director Plan or to a cash account for those fees payable, at the director’s election, in cash. Such deferred fees (i) will be treated as invested in Common Stock, and ultimately will be paid in Common Stock, to the extent such fees would have been paid in Common Stock, or (ii) will otherwise earn a return at market rates. The directors are reimbursed for expenses incurred in connection with attendance at Board and committee meetings.

To encourage directors to stay well informed about the Company’s operations and service levels, the Board adopted a Director Travel Policy. For 2006, pursuant to the Director Travel Policy, each outside director and his or her spouse and dependent children were (a) eligible to purchase airline tickets at a price equal to the lowest fare structure for a specified flight and (b) entitled to one free roundtrip ticket per six-month period, in each case, subject to seat availability at the time of reservation. The Director Travel Policy was amended in December 2006 such that, for 2007 and future years, each Non-Employee Director will receive a $7,500 notional account annually for the purchase of tickets for Midwest flights. This allotment may be used by the director, his or her spouse or designated companion and dependent family members. The accounts are to be replenished each calendar year up to the $7,500 limit, regardless of any amount remaining from the prior year. Directors will continue to be eligible to purchase airline tickets at a price equal to the lowest fare structure for a specified flight.